Exhibit 99.1

For Immediate Release

BioBlast Receives Notice of Patent Issuance from USPTO for Its Novel Fusion Protein-Based Platform for the Treatment of Friedrich’s Ataxia

TEL AVIV, Israel, December 17, 2014 – Bio Blast Pharma Ltd, (NasdaqGM: ORPN) a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today it has received a Notice of Patent Issuance for patent no. 8,912,147 from the United States Patent and Trademark Office (USPTO) for a composition-of-matter patent for its novel fusion protein for Friedrich’s Ataxia (referred to as BB-FA) that is built on its mitochondrial protein replacement (mPRT) platform.

“This patent covers the significant innovations we have made in the delivery of therapeutic proteins into mitochondria,” said Dalia Megiddo, MD, Chief Executive Officer of BioBlast. “We are pleased to have added to our patent and patent applications estate and look forward to making further progress toward providing a therapy to help Friedrich’s Ataxia patients in need of treatment.”

Friedrich’s Ataxia is an inherited disorder characterized by progressive deterioration of the muscular and nervous system that begins in the first or second decade of life and results in gait disturbance (ataxia), cognitive impairment, progressive heart disease and diabetes. According to Friedrich’s Ataxia Research Alliance (FARA), about 1:50,000 people in the U.S. suffer from Friedrich’s Ataxia. Most patients are wheelchair-bound within 15 years of diagnosis. Most patients do not survive beyond the fourth or fifth decade of life.

About Bio Blast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases.

Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss making further progress toward providing a therapy to help Friedrich’s Ataxia patients, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma's final IPO’s prospectus filed with the Securities and Exchange Commission (SEC) and in any subsequent filings with the SEC. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

U.S. Investor Contact
Andrew McDonald
Founding Partner
LifeSci Advisors, LLC
Andrew@lifesciadvisors.com
646-597-6987